UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

JDA Software Group, Inc.

(Name of Subject Company)

JDA Software Group, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46612K108

(CUSIP Number of Class of Securities)

Hamish N. Brewer

President and Chief Executive Officer

JDA Software Group, Inc.

14400 North 87th Street

Scottsdale, Arizona 85260

(480) 308-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Steven D. Pidgeon, Esq.

DLA Piper LLP (US)

2525 East Camelback Road, Suite 1000

Phoenix, Arizona 85016

(480) 606-5124

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDA Software Group, Inc., a Delaware corporation (the “Company”), on November 15, 2012, and amended on November 15, 2012. The Statement relates to the cash tender offer by RP Holding, L.L.C., a Delaware limited liability company, RP Crown Holding, LLC, a Delaware limited liability company, RP Crown Parent, LLC, a Delaware limited liability company, RP Crown Acquisition Sub, LLC, a Delaware limited liability company, New Mountain Partners III, L.P, a Delaware limited partnership, RedPrairie Holding, Inc., a Delaware corporation, and New Mountain Capital, L.L.C (collectively, the “Offeror”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $45.00 per Share, net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by the Offeror with the SEC on November 15, 2012, and amended on November 20, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented by:

Inserting at the end of the third paragraph under the heading “Additional Information—Regulatory Approvals” on page 50 of the Statement the following:

“On November 21, 2012, the FTC granted early termination, effective November 21, 2012, of the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and Merger. Accordingly, the condition to the Offer relating to the termination or expiration of the HSR Act waiting period has been satisfied.”

Inserting after the first paragraph under the heading “Additional Information—Litigation” on page 53 of the Statement the following:

“On November 20, 2012, a purported stockholder of the Company filed a putative class action lawsuit, captioned Neuman v. JDA Software Group, Inc., C.A. 8049-__, in the Court of Chancery of the State of Delaware. The action, brought against the Company, members of the Company’s Board, RedPrairie, Parent, Purchaser, New Mountain Capital, L.L.C., New Mountain Partners III, L.P., RedPrairie Holding, Inc., RP Crown Holding, LLC and RP Holding, L.L.C., alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders by entering into the Merger Agreement and agreeing to the transactions contemplated thereby, and by disseminating purportedly incomplete and misleading disclosures in the Schedule 14D-9 filed by the Company with the SEC on November 15, 2012 in connection with the Transaction. All other defendants are alleged to have aided and abetted the Company’s directors in their purported breaches of fiduciary duty. The complaint seeks declaratory and injunctive relief, including an injunction to prevent the Transaction from closing, and attorneys’ fees.

The Company believes these lawsuits are meritless and intends to defend against them vigorously.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(O)	Class Action Complaint, dated November 20, 2012 (Neuman v. JDA Software Group, Inc., et. al) (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 2 to the Schedule TO filed by RP Crown Acquisition Sub, LLC and RP Crown Parent, LLC with the SEC on November 21, 2012).

(a)(5)(P)	Press Release issued by JDA Software Group, Inc. and RedPrairie Corporation on November 21, 2012 (incorporated by reference to the Current Report on Form 8-K filed by JDA Software Group, Inc. with the SEC on November 21, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JDA SOFTWARE GROUP, INC.

By:	/s/ Peter S. Hathaway
Name: Peter S. Hathaway
Title: Executive Vice President and Chief Financial Officer

Dated: November 21, 2012